FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001

EXHIBIT 11.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF EARNINGS PER SHARE

(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2001	2000	2001	2000

Earnings:

Net income (loss) available to common stock	$376	$9,486	$(10,450)	$11,647

Shares:

Weighted average common shares outstanding	27,852	25,784	27,834	25,704

Dilutive effect of stock options	13	9	6	17

Average diluted shares outstanding and equivalents	27,865	25,793	27,840	25,721

Basic earnings per common share:

Net income (loss)	$0.01	$0.37	$(0.38)	$0.45

Diluted earnings per common share:

Net income (loss)	$0.01	$0.37	$(0.38)	$0.45